2018 Fourth Quarter Results Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on its cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. . UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

0% Consolidated volumes for cement, ready-mix and aggregates increased by 1%, 3% and 2%, respectively, during 2018 on a like-to-like basis Higher consolidated prices for our three core products in local-currency terms, both during 4Q18 and 2018 Sales on a like-to-like basis increased by 6% during 2018 due to favorable prices in all of our regions as well as higher volumes in Mexico and the U.S. 2018 operating EBITDA increased by 1% on a like-to-like basis, with higher contributions in Mexico and the U.S. During 2018, operating EBITDA margin declined by 1.1pp 2018 net sales and EBITDA increased by 6% and 1%, respectively, on a like-to-like basis EBITDA variation Millions of U.S. dollars For footnote 1 please refer to page 31 4Q18 4Q18 l-t-l 4Q17 l-t-l 4Q17 -3% Fixed cost & other Var. cost & distr. FX 2018 Price Vol. 2017 l-t-l Acq/ Div1 2018 l-t-l 2017 -1% +1%

Free cash flow generation of more than US$900 million allowed us to reduce debt by close to US$1 billion Free cash flow Millions of U.S. dollars Total debt plus perpetuals

Advanced on our “A Stronger CEMEX” targets Initiatives Progress during 2H18 Targets Asset sales Brazil US$31M FAS1 & other US$53M TotalUS$84M US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction Implemented initiatives during 2018; full benefit should be reflected this year US$150M by 2019 Total debt plus perpetuals reduction US$493M US$3.5B by 2020 Ongoing cash dividend program Cash dividend program to be presented for approval at our Ordinary Shareholders’ Meeting to be held on March 28, 2019 US$150M in first year; starting in 2019 1 FAS: Fixed asset sales

Achieving record-level milestones in health & safety, energy and CEMEX Go adoption Health and Safety 2018 was the first year with no employee fatalities Reduced the total employee and contractor lost-time injuries by 22%, reaching a record low CEMEX Go CEMEX Go, our end-to-end integrated platform, covers the full customer journey, includes all products, reaching all our markets and is compatible with all devices It is currently being used by close to 30 thousand customers in most of our markets ~85% of our main recurring clients worldwide ~40% of our total sales are being done through CEMEX Go Energy Reached a 27.1% alternative fuel substitution during 2018, from 25.3%1 in 2017, which resulted in savings of about US$150 million2 1 Pro forma including our TCL operations 2 Savings estimated considering the fossil fuel mix that would have been consumed in the absence of alternative fuels

Fourth Quarter 2018 Regional Highlights

2018 Operating EBITDA increased by 5%, on a like-to-like basis Both ready-mix and aggregates daily volumes increased by 5% while daily cement volumes remained flat during the quarter reflecting good performance in all market segments, except infrastructure Prices for our three core products up year over year, during 4Q18 and 2018 The formal residential sector remains supported by favorable credit conditions and increased investment for new home acquisitions In the industrial-and-commercial sector favorable dynamics continue in tourism, office-space and manufacturing-related construction In the self-construction sector indicators such as employment levels, consumer confidence and remittance inflows, remained solid during the quarter Mexico: increased 2018 operating EBITDA on higher volumes and prices 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 1% (2%) (3%) Ready mix 10% 4% (8%) Aggregates 10% 4% (6%) Volume 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 3% 2% 0% Ready mix 8% 5% 1% Aggregates 8% 7% (1%) Price (LC)

2018 operating EBITDA increased by 7%, with a margin decrease of 0.1pp Domestic gray cement, ready-mix and aggregates volumes increased by 5%, 8% and 3%, respectively, during 2018 driven by the residential and infrastructure sectors Quarterly and full-year prices for our three core products up on a year-over-year basis Residential activity continued to drive demand during the quarter; with year-to-date November housing starts up 5% In the industrial-and-commercial sector, construction spending increased 4% year-to-date November, with strength in offices, lodging and commercial activity United States: high-single-digit increase in 2018 EBITDA driven by higher volumes and prices l-t-l l-t-l % var % var Net Sales 3,748 3,484 8% 9% 905 838 8% 8% Op. EBITDA 644 604 7% 7% 168 158 6% 6% as % net sales 17.2% 17.3% (0.1pp) 18.5% 18.8% (0.3pp) Millions of U.S. dollars 4Q18 4Q17 % var 2018 2017 % var 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 5% (2%) (13%) Ready mix 8% 5% (8%) Aggregates 3% 1% (7%) Volume 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 3% 2% (0%) Ready mix 2% 2% (1%) Aggregates 5% 5% 0% Price (LC)

South, Central America and the Caribbean: improved regional pricing during 4Q18 for our three core products

	2018	2017	% var	l-t-l % var	4Q18	4Q17	% var	l-t-l % var
Net Sales	1,781	1,846	(4%)	(3%)	425	442	(4%)	(6%)
Op. EBITDA	404	473	(15%)	(14%)	93	105	(11%)	(8%)
as % net sales	22.7%	25.6%	(2.9pp)		22.0%	23.7%	(1.7pp)	

Millions of U.S. dollars

		2018 vs. 2017	4Q18 vs. 4Q17	4Q18 vs. 3Q18
Volume	Cement	(2%)	(2%)	(0%)
	Ready mix	(11%)	(8%)	(0%)
	Aggregates	(11%)	(14%)	(5%)

		2018 vs. 2017	4Q18 vs. 4Q17	4Q18 vs. 3Q18
Price (LC)	Cement	3%	4%	(1%)
	Ready mix	(1%)	2%	0%
	Aggregates	(1%)	4%	(1%)

Volume-weighted, local-currency average prices

2018 operating EBITDA for the region declined by 14% on a like-to-like basis with a **margin decline of 2.9pp**; the decline in margin reflects higher prices offset by lower regional volumes, higher purchased cement in our TCL operations and increased energy and freight costs

Quarterly regional **cement, ready-mix and aggregates prices in local-currency terms increased by 4%, 2% and 4%,** respectively, on a year-over-year basis

In **Colombia,** cement volumes increased by 4% during 4Q18 year over year and by 7% sequentially

In **Panama**, our cement and ready-mix volumes declined by 8% and 4%, respectively, during the quarter, mainly due to lower demand from the residential and industrial-and-commercial sectors

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Higher year-over-year cement prices in local-currency terms during 4Q18 in the UK, Germany, Poland, Czech Republic, Spain and Croatia In the UK, aggregates volumes increased 3% while domestic gray cement and ready-mix volumes decreased by 6% and 4%, respectively, during 4Q18 In Spain, increase in ready-mix and aggregates volumes reflects 10 new ready-mix plants and 3 new aggregates quarries In Germany, domestic gray cement, ready-mix and aggregates volumes decreased by 9%, 10% and 2%, respectively, during 4Q18 In Poland, domestic gray cement and aggregates volumes increased by 2% and 7%, respectively, due to our participation in large infrastructure projects and a strong residential sector Europe: higher regional prices for our three core products during 4Q18 and 2018 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 1% (0%) (11%) Ready mix (1%) (1%) (7%) Aggregates (0%) 4% (7%) Volume 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 2% 3% 2% Ready mix 3% 4% 2% Aggregates 4% 4% 1% Volume-weighted, local-currency average prices Price (LC)

Increase in regional cement volumes during the full year driven by increased demand in the Philippines Increase in regional prices for our three core products in local-currency terms during both the quarter and full year, versus the comparable periods in 2017 In the Philippines, domestic gray cement volumes remained flat during 4Q18 and increased by 7% during 2018 on a year-over-year basis supported by the infrastructure and residential sectors; quarterly cement prices increased by 6% in local-currency terms on a year-over-year basis In Egypt, domestic gray cement volumes remained flat during the full year; local-currency cement prices increased by 21% during the quarter and by 18% during 2018, on a year-over-year basis Asia, Middle East and Africa: 7% top-line growth with regional price increases in our three core products 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 3% (15%) (20%) Ready mix 0% (3%) 6% Aggregates (2%) (8%) (2%) Volume 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement 7% 16% 6% Ready mix 4% 4% 1% Aggregates 3% 2% (5%) Volume-weighted, local-currency average prices Price (LC)

Fourth Quarter 2018 4Q18 Results

Operating EBITDA during 4Q18 remained flat on a like-to-like basis mainly due to a higher contribution from our operations in the U.S. offset by lower contributions from the rest of our regions Cost of sales, as a percentage of net sales, increased by 1.1pp during the fourth quarter of 2018 mainly reflecting higher energy costs, as well as higher purchased clinker and cement Operating expenses, as a percentage of net sales decreased by 0.4pp during the quarter compared with the same period in 2017 as a result of our cost reduction initiatives Full-year increases in net sales and operating EBITDA

Strong free cash flow conversion rate1 of 36% during 2018 with record-low, working-capital days During 4Q18 we achieved a record-low level of working capital days, reaching negative 14, from negative 13 days in the same period in 2017 1 Free cash flow conversion rate = free cash flow after maintenance capital expenditures / EBITDA

Total debt plus perpetuals declined by close to US$952 million during 2018 Total debt plus perpetuals variation Millions of U.S. dollars 1 Includes: ~US$54 million from financial fees & notes buyback premiums and ~US$34 million from the increase in our participation in Lehigh White Cement Company in the U.S. 1

Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$514 million; total notional amount is about US$521 million Avg. life of debt: 4.5 years Manageable debt maturity profile with no refinancing needs in 2019 Fixed Income Other bank debt Convertible Subordinated Notes1 Credit Agreement Total debt excluding perpetual notes as of December 31, 2018: US$9,953 million

Fourth Quarter 2018 2019 Outlook

2019 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: 0% to 2% Ready mix: 3% to 5% Aggregates: 2% to 4% Energy cost per ton of cement produced Increase of approximately 0% to 3% Capital expenditures US$550 million Maintenance CapEx US$300 million Strategic CapEx US$850 million Total CapEx Investment in working capital US$0 to 50 million Cash taxes US$250 to 300 million Cost of debt1 Marginal reduction from 2018’s level

Fourth Quarter 2018 Appendix

Higher consolidated volumes for cement, ready mix and aggregates during 2018 on a year-over-year basis During 2018, year-over-year cement volumes up in Mexico, the U.S., and our Europe and AMEA regions Increased consolidated prices for our three core products during 2018, both in local-currency and US-dollar terms, on a year-over-year basis Consolidated volumes and prices 2018 vs. 2017 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Volume (l-t-l 1 ) 1% (4%) (9%) Price (USD) 2% 1% (1%) Price (l-t-l 1 ) 3% 5% 2% Volume (l-t-l 1 ) 3% 1% (5%) Price (USD) 4% 0% (2%) Price (l-t-l 1 ) 4% 3% 0% Volume (l-t-l 1 ) 2% 1% (6%) Price (USD) 4% 2% (2%) Price (l-t-l 1 ) 4% 5% (0%) 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations Aggregates Domestic gray cement Ready mix

Other income statement items during 4Q18 Other expenses, net, of US$212 million, mainly due to severance payments and impairment of assets Loss on financial instruments of US$32 million, mainly resulting from the derivatives related to GCC shares Foreign-exchange gain of US$13 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Controlling interest net loss of US$37 million in 4Q18 versus a loss of US$105 million in 4Q17; the lower loss mainly reflects higher operating earnings, lower financial expenses, lower income tax and a positive effect in non-controlling interest net income, partially offset by a higher loss from financial instruments and a negative variation in foreign exchange fluctuations

Additional information on debt and perpetual notes Currency denomination Interest rate Third Quarter 2018 2017 % var 2018 Total debt 1 9,953 10,901 (9%) 10,191 Short-term 1% 12% 1% Long-term 99% 88% 99% Perpetual notes 444 448 (1%) 445 Total debt plus perpetual notes 10,397 11,349 (8%) 10,636 Cash and cash equivalents 309 699 (56%) 304 Net debt plus perpetual notes 10,089 10,650 (5%) 10,332 Consolidated Funded Debt 2 (CFD) 9,827 9,981 (2%) 10,047 CFD 2 / Operating EBITDA 3.84 3.85 3.89 Interest coverage 3 4.41 3.46 4.33 Fourth Quarter 1 Includes convertible notes and capital leases, in accordance with International Financial Reporting Standard (IFRS) 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 Interest expense in accordance with our contractual obligations under the 2017 Credit Agreement Millions of U.S. dollars

Additional information on debt Total debt1 by instrument 2018 % of total 2017 % of total 2018 % of total Fixed Income 5,761 58% 6,984 64% 5,782 57% 2017 Credit Agreement 3,179 32% 2,549 23% 3,341 33% Convertible Subordinated Notes 514 5% 870 8% 512 5% Others 500 5% 498 5% 556 5% Total Debt 1 9,953 10,901 10,191 Millions of U.S. dollars 1 Includes convertible notes and capital leases, in accordance with IFRS Third Quarter Fourth Quarter

Expected impact of IFRS 16 on selected free-cash-flow and debt items Millions of U.S. dollars except CFD / Operating EBITDA ratio 2018 Expected variation due to IFRS 16 1 2018 pro forma 1 EBITDA 2,558 ~ 280 ~ 2,840 Net Financial Expense (651) ~ (70) ~ (720) Total CAPEX (673) ~ (300) ~ (970) FCF after Total CAPEX 756 ~ (90) ~ 670 Other liabilities (on- balance leases) 0 ~ 1,220 ~ 1,220 CFD 2 / Operating EBITDA 3.84x - 3.84x 3 1 CEMEX’s preliminary estimates 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 Under the 2017 Credit Agreement, CEMEX has the option to: 1) reconcile financial statements for any changes in accounting measures or 2) reaching an agreement so as not to improve/deteriorate the Company’s financial position

2018 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 1% 0% 3% 10% 5% 8% 10% 5% 8% U.S. 5% 3% 3% 8% 2% 2% 3% 5% 5% Colombia (6%) 1% 2% (11%) 0% 0% (14%) (1%) (0%) Panama (18%) (1%) (1%) (15%) (7%) (7%) (8%) 1% 1% Costa Rica 1% 2% 3% 6% 3% 5% 9% (12%) (11%) UK (4%) 1% (1%) (5%) 2% (0%) (1%) 4% 2% Spain 4% 9% 5% 34% 5% 2% 39% (1%) (4%) Germany (1%) 5% 2% (9%) 9% 6% (2%) 5% 2% Poland 7% 8% 6% 4% 13% 10% 8% 22% 21% France N/A N/A N/A (0%) 8% 4% 3% 6% 3% Philippines 7% (3%) 1% N/A N/A N/A N/A N/A N/A Egypt (0%) 17% 18% (21%) 33% 33% (31%) 23% 23% Aggregates 2018 vs. 2017 Domestic gray cement 2018 vs. 2017 Ready mix 2018 vs. 2017

4Q18 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico (2%) (3%) 2% 4% (1%) 5% 4% 1% 7% U.S. (2%) 2% 2% 5% 2% 2% 1% 5% 5% Colombia 4% (5%) 2% (8%) (6%) 1% (15%) (4%) 4% Panama (8%) (2%) (2%) (4%) (2%) (2%) (10%) 8% 8% Costa Rica (16%) (2%) 4% (4%) 7% 14% 9% (9%) (3%) UK (6%) (2%) 2% (4%) (4%) 1% 3% (3%) 1% Spain 5% 2% 6% 54% (4%) (1%) 81% (16%) (13%) Germany (9%) (1%) 2% (10%) 3% 7% (2%) (1%) 2% Poland 2% 1% 7% (7%) 4% 10% 7% 24% 32% France N/A N/A N/A 2% 0% 4% 8% (1%) 2% Philippines 0% 1% 6% N/A N/A N/A N/A N/A N/A Egypt (31%) 19% 21% (24%) 15% 16% (56%) 15% 16% Ready mix Aggregates 4Q18 vs. 4Q17 4Q18 vs. 4Q17 Domestic gray cement 4Q18 vs. 4Q17

2019 expected outlook: Selected countries Domestic gray cement Ready mix Aggregates Volumes Volumes Volumes Consolidated 1 0% - 2% 3% - 5% 2% - 4% Mexico 0% 0% 0% United States 1 2% - 4% 2% - 4% 2% - 4% Colombia 0% - 1% 1% - 3% 1% - 3% Panama (2%) - 0% 5% - 7% 5% - 7% Costa Rica (6%) - (3%) (3%) - (2%) 3% - 5% UK (1%) - 1% 2% - 4% 0% - 2% Spain 7% - 9% 8% - 10% 10% - 12% Germany 0% - 2% 1% - 3% 1% - 3% Poland 2% - 4% 0% - 1% 0% - 1% France N/A 1% - 3% 1% - 3% Philippines 8% - 10% N/A N/A Egypt (15%) - (10%) (20%) - (15%) N/A 1 On a like-to-like basis for the ongoing operations

Definitions 2018 / 2017 Results for the years 2018 and 2017, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l % var Like-to-like percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guadalupe Guyana, Jamaica, Martinique, St. Vincent, Trinidad and Tobago % var Percentage variation

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events March 20, 2019 CEMEX Day March 28, 2019 Ordinary and Extraordinary Shareholders’ Meetings 2019 April 25, 2019 First quarter 2019 financial results conference call

Footnotes from slide 3 1 For 4Q17, includes negative ~US$1 million from the Fairborn cement plant, sold in February 2017 For 2017, net amount that includes results of ~US$4 million from Trinidad Cement Limited (“TCL”), consolidated by CEMEX since February 2017, and an aggregate amount of negative ~US$2 million related to the results of the Fairborn cement plant, sold in February 2017